UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

International Stem Cell Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05577Y107

(CUSIP Number)

September 23, 2008

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d–1(b)

[x] Rule 13d–1(c)

[ ] Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons;

X-Master, Inc.

(2)	Check the appropriate box if a member of a group
(a) [ ]

(b) [ ]

(3)	SEC use only

(4)	Citizenship or place of organization

A New Hampshire Corporation

Number of shares beneficially owned by each reporting person with:

(5)	Sole voting power	-0-

(6)	Shared voting power	8,000,000
(Includes 2,000,000 shares of Series C preferred stock convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, currently held by X-Master, Inc. for a total of 8,000,000 shares.)

(7)	Sole dispositive power	-0-

(8)	Shared dispositive power	8,000,000
(Includes 2,000,000 shares of Series C preferred stock convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, currently held by X-Master, Inc. for a total of 8,000,000 shares.)

(9)	Aggregate amount beneficially owned by each reporting person.

8,000,000
(Includes 2,000,000 shares of Series C preferred stock convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, currently held by X-Master, Inc. for a total of 8,000,000 shares.)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions).

[ ]

(11)	Percent of class represented by amount in Row (9)

18.5%
(Includes 2,000,000 shares of Series C preferred stock convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, currently held by X-Master, Inc. for a total of 8,000,000 shares.)

(12)	Type of reporting person

CO

(1)	Names of reporting persons;

Andrei Semechkin

(2)	Check the appropriate box if a member of a group
(a) [ ]

(b) [ ]

(3)	SEC use only

(4)	Citizenship or place of organization

Citizen of Russia

Number of shares beneficially owned by each reporting person with:

(5)	Sole voting power	-0-

(6)	Shared voting power	8,000,000
(Includes 2,000,000 shares of Series C preferred stock convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, currently held by X-Master, Inc. of which Mr. Semechkin is Director and sole shareholder for a total of 8,000,000 shares.)

(7)	Sole dispositive power	-0-

(8)	Shared dispositive power	8,000,000
(Includes 2,000,000 shares of Series C preferred stock convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, currently held by X-Master, Inc. of which Mr. Semechkin is Director and sole shareholder for a total of 8,000,000 shares.)

(9)	Aggregate amount beneficially owned by each reporting person.

8,000,000
(Includes 2,000,000 shares of Series C preferred stock convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, currently held by X-Master, Inc. of which Mr. Semechkin is Director and sole shareholder for a total of 8,000,000 shares.)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions).

[ ]

(11)	Percent of class represented by amount in Row (9)

18.5%
(Includes 2,000,000 shares of Series C preferred stock convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, currently held by X-Master, Inc. of which Mr. Semechkin is Director and sole shareholder for a total of 8,000,000 shares.)

(12)	Type of reporting person

IN

(1)	Names of reporting persons;

	Rouslan Semechkin

(2)	Check the appropriate box if a member of a group
		(a) [ ]

		(b) [ ]

(3)	SEC use only

(4)	Citizenship or place of organization

	Citizen of Russia

Number of shares beneficially owned by each reporting person with:

(5)	Sole voting power	25,630	(Includes 25,630 shares of common stock currently held by Mr. Semechkin.)

(6)	Shared voting power	8,000,000
(Includes 2,000,000 shares of Series C preferred stock convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, currently held by X-Master, Inc. of which Mr. Semechkin is President.)

(7)	Sole dispositive power	25,630	(Includes 25,630 shares of common stock currently held by Mr. Semechkin.)

(8)	Shared dispositive power	8,000,000
(Includes 2,000,000 shares of Series C preferred stock convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, currently held by X-Master, Inc. of which Mr. Semechkin is President.)

(9)	Aggregate amount beneficially owned by each reporting person.

	8,025,630
(Includes 2,000,000 shares of Series C preferred stock convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, currently held by X-Master, Inc. of which Mr. Semechkin is President; and 25,630 shares of common stock currently held by Mr. Semechkin for a total of 8,025,630 shares.)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions).

	[ ]

(11)	Percent of class represented by amount in Row (9)

	18.5%
(Includes 2,000,000 shares of Series C preferred stock convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, currently held by X-Master, Inc. of which Mr. Semechkin is President; and 25,630 shares of common stock currently held by Mr. Semechkin for a total of 8,025,630 shares.)

(12)	Type of reporting person

	IN

Item 1.
(a)	Name of issuer

International Stem Cell Corporation

(b)	Address of issuer's principal executive offices

2595 Jason Court, Oceanside, California 92056

Item 2.

(a)	Name of person filing

X-Master, Inc.
Andrei Semechkin
Rouslan Semechkin

(b)	Address or principal business office or, if none, residence

X-Master, Inc.
1 Overlook Drive, Unit 11
Amherst, NH 03031

Andrei Semechkin
1 Overlook Drive, Unit 11
Amherst, NH 03031

Rouslan Semechkin
1 Overlook Drive, Unit 11
Amherst, NH 03031

(b)	Citizenship

X-Master, Inc.                          A New Hampshire Corporation

Andrei Semechkin                   Citizen of Russia

Rouslan Semechkin                 Citizen of Russia

(d)	Title of class of securities

Common Stock, par value $0.001 per share

(e)	CUSIP No.

05577Y107

Item 3.   If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8).

(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Item 4.  Ownership

(a) Amount beneficially owned:

X-Master, Inc.:                 8,000,000
Andrei Semechkin:          8,000,000
Rouslan Semechkin:        8,025,630

(b) Percent of class:

X-Master, Inc.:                 18.5%
Andrei Semechkin:           18.5%
Rouslan Semechkin:         18.5%

(c) Number of shares as to which X-Master, Inc. has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 8,000,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 8,000,000

Number of shares as to which Andrei Semechkin has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 8,000,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 8,000,000

Number of shares as to which Rouslan Semechkin has:

(i) Sole power to vote or to direct the vote: 25,630

(ii) Shared power to vote or to direct the vote: 8,000,000

(iii) Sole power to dispose or to direct the disposition of: 25,630

(iv) Shared power to dispose or to direct the disposition of: 8,000,000

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

See Item 2(a)-(c).

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[SIGNATURE PAGE FOLLOWS]

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2008	X-MASTER, INC.

By: /s/ Rouslan Semechkin
Name: Rouslan Semechkin
Title: President

/s/ Andrei Semechkin
Andrei Semechkin

/s/ Rouslan Semechkin
Rouslan Semechkin

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.001 par value, of International Stem Cell Corporation, a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: October 14, 2008	X-MASTER, INC.

By: /s/ Rouslan Semechkin
Name: Rouslan Semechkin
Title: President

/s/ Andrei Semechkin
Andrei Semechkin

/s/ Rouslan Semechkin
Rouslan Semechkin